February 17, 2006

Michael K. Karney
Branch Chief (legal)
Securities and Exchange Commission

	Re:  Kinckerbocker Capital Corporation
	     Registration Statement on Form 10=SB
	     Filed January 3, 2006
          File No. 0-51705





Dear Mr. Karney

After discussing the issue of resale of shares under the 144 of securities issued by blank check companies with Kevin O'Neill, I propose using the following text be inserted, wherever appropriate, in our Form 10 Registration
Statement.

"It is the position of the Securities and Exchange
Commission that restricted securities issued by blank check companies cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. Accordingly, no shares of Knickerbocker Capital are available for resale under Rule 144 unless they have been registered or will be registered under the 1933 Securities Act. This restriction applies to 1,977,260 shares of common stock of the Company of the 2,001,350 shares issued and outstanding."

As an alternative to the last sentence could be the following. "This restriction applies to 1,977,260 shares of the issued and outstanding common stock of the Company."

I can be reached at 760-219-2776.


Respectfully



/s/Dempsey K. Mork, President
Knickerbocker Capital Corp.